UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-25287

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tower Financial 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tower Financial Corporation
116 East Berry Street
Fort Wayne, Indiana 46802

TOWER FINANCIAL 401(k) PLAN
Fort Wayne, Indiana

FINANCIAL STATEMENTS
December 31, 2008 and 2007

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Oversight Committee
Tower Financial 401(k) Plan
Fort Wayne, IN

We have audited the accompanying statements of net assets available for benefits of Tower Financial 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 22, 2009

1.

TOWER FINANCIAL 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS

Investments, at fair value	$2,371,041	$3,040,834

Receivables
Participant Contributions	-	20,389
Employer Contribution	-	2,079

Total Assets	2,371,041	3,063,302

Net assets, reflecting all investments at fair value	2,371,041	3,063,302

Adjustment from fair value to contract value for fully benefit-responsive contracts	9,956	6,829

NET ASSETS AVAILABLE FOR BENEFITS	$2,380,997	$3,070,131

See accompanying notes to financial statements.

2.

TOWER FINANCIAL 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008

Additions to net assets attributed to:
Dividend and interest income	$84,609

Contributions
Participants’	580,748
Employer’s	204,737
Rollover	296
785,781

Total additions	870,390

Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 4)	1,360,301
Benefits paid directly to participants or their beneficiaries	172,541
Administrative expenses	26,682
Total deductions	1,559,524

Net decrease	(689,134)

Net assets available for benefits
Beginning of year	3,070,131

End of year	$2,380,997

See accompanying notes to financial statements.

3.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Tower Financial 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution 401(k) profit sharing plan covering substantially all employees of Tower Financial Corporation (the “Corporation") and its subsidiaries, Tower Bank & Trust Company and Tower Trust Company.  An employee becomes eligible to enter the Plan on January 1, April 1, July 1 and October 1 following attainment of age 18 and completion of 3 months of service.

The Plan was adopted March 1, 1999.  Effective November 1, 2005, the Plan adopted a prototype plan sponsored by Principal Financial Group. Terms of the plan are substantially the same to the prior plan. The Plan provides for retirement, death, disability and termination benefits, and it is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts:  Each participant's account is credited with the participant's contribution and an allocation of (a) the Corporation’s contributions, and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:  Each year, participants may contribute a specified portion of their pretax annual compensation to the Plan, subject to certain limitations set forth by the Internal Revenue Service.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Eligible participants may share in matching contributions equal to a uniform percentage, if any, determined each year by the Corporation.  In 2008, the Corporation matched up to 50 percent of the first 6 percent contributed by the participant. Additional profit sharing amounts may be contributed at the option of the Corporation’s board of directors. Participants direct the investment of their contributions into various investment options offered by the Plan.  Currently, the Plan offers nineteen funds, including Tower Financial Corporation stock, as investment options for participants.  Previously forfeited non-vested accounts are used to reduce the employer matching contributions.  As of December 31, 2008 and 2007, forfeited accounts totaled $544 and $1,426, respectively that are available to reduce employer-matching contributions.

Retirement, Death and Disability:  A participant is entitled to 100 percent of his or her account balance upon death, total and permanent disability or retirement.

(Continued)

4.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their account plus earnings thereon is based on years of continuous service.  A participant is 100 percent vested after six years of credited service.

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account.  Distributions are made in cash.

Loan Provisions:  Participants may borrow from their fund accounts up to the lesser of 50% of their vested account balance or $50,000.  The loans are secured by the balance in the participant’s account and bear reasonable interest rates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles, which significantly affect the determination of net assets and changes in net assets, are summarized below.

Accounting Method:  The accounting practices and principles followed by the Plan and the methods of applying those principles conform to U.S. generally accepted accounting principles under the accrual basis.

Investment Valuation and Income Recognition:  The Plan's investments are stated at fair value (see Note 4).  Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.   Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in a fully benefit-responsive contract (Note 8).

 (Continued)

5.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits: Benefits paid to participants are recorded when paid.

Excess Contributions:  Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan.  Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferrals were made to the Plan.

Administrative Expenses:  All expenses of administration may be paid out of the Plan unless paid by the Corporation.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan provides for various investment options including any combination of mutual funds, stocks, and an investment contract.  The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants individual account balances.

Concentration of Credit Risk:  At December 31, 2008 and 2007, approximately 22.95% and 28.04% of the Plan’s investments were invested in Tower Financial Corporation common stock.

Adoption of New Accounting Standards:  In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157).  This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007.  In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.  This FSP clarifies the application of FAS 157 in a market that is not active.  The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

 (Continued)

6.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards:  In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.  This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants.  The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity.   In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value.  The FSP also requires increased disclosures.  This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively.   Plan management does not expect the adoption to have a material effect on the Plan's net assets available for benefits or changes therein.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.  In the event of termination, participants will become 100 percent vested in their accounts.

 (Continued)

7.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 4 – FAIR VALUE

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).  The fully benefit-responsive contract is valued at fair value based upon the surrender value as defined in the investment contract (level 3 inputs).

 (Continued)

8.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 4 – FAIR VALUE (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments	$2,181,885	$-	$189,156

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2008, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Beginning balance, January 1, 2008	$129,742
Total realized and unrealized gains or losses
Included in change in net assets available for benefits:
Interest and dividend income	3,327
Net realized and unrealized appreciation (depreciation)	5,375
Purchases, sales, issuances and settlements (net)	50,712

Ending balance, December 31, 2008	$189,156

Included in the Plan’s 2008 statement of changes in net assets available for benefits are $3,327 of interest and dividend income and $5,375 of unrealized appreciation (depreciation) pertaining to level 3 investments that are still held by the Plan as of December 31, 2008.

 (Continued)

9.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 5 – INVESTMENTS

The following presents investments held by the Plan:

	December 31,
	2008	2007

Mutual Funds
Am Cent Intnl Bond Adv Fund, 2,700 and 2,323 units, respectively	$38,012	$33,615
Am Fds EuroPacific Grth R4 Fd, 5,024 and 4,849 units, respectively*	138,453	243,245
Calvert Soc Inv Bond A Fund, 11,960 and 10,103 units, respectively*	169,709	160,327
Davis New York Venture R Fund, 8,305 and 7,489 units, respectively*	196,751	299,936
Lord Abbett Small-Cap Bld P Fd, 12,834 and 13,066 units, respectively*	139,117	212,588
Prin Inv LfTm Str Inc Pref Fd, 5,986 and 559 units, respectively	51,542	6,650
Prin Inv LifeTime 2010 Pref Fd, 5,851 and 4,188 units, respectively	48,501	53,692
Prin Inv LifeTime 2020 Pref Fd, 21,112 and 13,668 units, respectively*	176,283	185,616
Prin Inv LifeTime 2030 Pref Fd, 25,609 and 20,335 units, respectively*	207,944	278,593
Prin Inv LifeTime 2040 Pref fd, 4,686 and 3,532 units, respectively	38,140	49,621
Prin Inv LifeTime 2050 Pref Fd, 4,800 and 2,712 units, respectively	37,204	36,944
Prin Inv MidCap Blend Pref Fd, 10,600 and 8,300 units, respectively	90,945	114,620
Prin Inv Real Est Sec Pfd Fd, 1,865 and 1,802 units, respectively	19,356	28,510
Prin Intl Emerg Mkts Pfd Fd, 1,163 and 0 units, respectively	15,823	-

 (Continued)

10.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 5 – INVESTMENTS (Continued)

	December 31,
	2008	2007

Prin Inv S&P 400 Idx Pfd Fd, 2,960 and 2,557 units, respectively	25,249	37,234
Prin Inv S&P 500 Idx Pref Fd, 26,877 and 22,339 units, respectively*	170,130	231,209
Prin Inv S&P 600 Idx Pref Fd, 3,384 and 3,275 units, respectively	35,365	54,175
	1,598,524	2,026,575
Other Investments
Tower Financial Corporation common stock, 89,939 and 65,584 shares, respectively*	544,129	852,586
	544,129	852,586
Investments at Contract Value
Prin Fixed Income 401(a)/(k)
Group Annuity Contract No. GA 4-41462, 13,738 and 9,736 units (fair value: $189,156 and $129,742), respectively*	199,112	136,571

Investments at Estimated Fair Value
Participant Loans	$39,232	$31,931

	$2,380,997	$3,047,663

* Denotes investment that represents 5 percent or more of the Plan’s net assets in the current year or the prior year.

The following table presents the net appreciation/(depreciation) (including investments bought, sold and held during the year) in fair value for each of the Plan's investment categories for the year ended December 31, 2008.

Mutual funds	$(806,783)
Insurance Contracts	5,375
Tower Financial Corporation common stock	(558,893)

$(1,360,301)

 (Continued)

11.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.  Certain Plan investments as of December 31, 2008 and 2007 were shares of Tower Financial Corporation common stock and shares of mutual funds issued by Principal Funds, Inc., an affiliate of Principal. Principal was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments.  Participant loans are party-in-interest investments.  The Plan paid for all professional services for the year ended December 31, 2008 totaling $26,682.

During 2008, the Plan purchased 30,385 shares of Tower Financial Corporation common stock at a cost ranging from $6.75 to $14.79 per share.  The Plan sold 6,030 shares of Tower Financial Corporation common stock at a cost ranging from $6.27 to $12.61.  Tower Financial Corporation common stock paid dividends to the Plan totaling $3,005 for 2008.

At December 31, 2008 and 2007, the Plan held the following party-in-interest investments:

	December 31,
	2008	2007

At quoted market value
Tower Financial Corporation common stock, 89,939 and 65,584 shares, respectively	$544,129	$852,586
Prin Inv LfTm Str Inc Pref Fd, 5,986 and 559 units, respectively	51,542	6,650
Prin Inv LifeTime 2010 Pref Fd, 5,851 and 4,188 units, respectively	48,501	53,692
Prin Inv LifeTime 2020 Pref Fd, 21,112 and 13,668 units, respectively	176,283	185,616
Prin Inv LifeTime 2030 Pref Fd, 25,609 and 20,335 units, respectively	207,944	278,593
Prin Inv LifeTime 2040 Pref Fd, 4,686 and 3,532 units, respectively	38,140	49,621
Prin Inv LifeTime 2050 Pref Fd, 4,800 and 2,712 units, respectively	37,204	36,944
Prin Inv MidCap Blend Pref Fd, 10,600 and 8,300 units, respectively	90,945	114,620
Prin Inv Real Est Sec Pfd Fd, 1,865 and 1,802 units, respectively	19,356	28,510

 (Continued)

12.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

	December 31,
	2008	2007

Prin Intl Emerg Mkts Pfd Fd, 1,163 and 0 units, respectively	15,823	-
Prin Inv S&P 400 Idx Pfd Fd, 2,960 and 2,557 units, respectively	25,249	37,234
Prin Inv S&P 500 Idx Pref Fd, 26,877 and 22,339 units, respectively	170,130	231,209
Prin Inv S&P 600 Idx Pref Fd, 3,384 and 3,275 units, respectively	35,365	54,175

At contract value
Prin Fixed Income 401(a)/(k), Group Annuity Contract No. GA 4-41462, 13,738 and 9,736 units, respectively	199,112	136,571

At estimated fair value
Loans to participants	39,232	31,931

NOTE 7 - TAX STATUS

Effective November 1, 2005, the Plan adopted a prototype plan document sponsored by the Principal Financial Group.  The Internal Revenue Service (IRS) has ruled in a letter dated September 16, 2003, that the prototype plan qualifies under Section 401 of the Internal Revenue Code (IRC) and is therefore, not subject to tax under present income tax law.  The plan administrator believes that the Plan is designed and is being operated in compliance with applicable requirements of the IRC.

 (Continued)

13.

TOWER FINANCIAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 8 – FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan holds one fully benefit-responsive investment contract with the Principal Life Insurance Company. Principal maintains the contributions in the general account.  The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Plan’s investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value.  Such circumstances include plan termination, premature contract termination initiated by the employer, such as employer-level terminations without a 12-month notice to liquidate which may result in a 5% surrender charge. The contract limits the circumstances under which Principal may terminate the contract.  Examples of circumstances which would allow Principal to terminate the contract include the date when both no current deposit arrangements have been made between the employer and Principal and there are no Guaranteed Interest Funds with a value greater than zero under the contract.

If one of these events were to occur, Principal could terminate the contract at amounts less than contract value.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a stated rate of return by the issuer.  Such interest rates are reset every January 1 and July 1.  There is no minimum rate per contract. No limitations apply to employee-initiated transactions. Employer level transactions will be subject to either 12-month advance notice or a 5% surrender charge, whichever the plan sponsor chooses.  The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.  The resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit responsive investment contracts.  If the adjustment is positive, this indicates that the contract value is greater than the fair value.  The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment is negative, this indicates that the contract value is less than the fair value.  The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been.

14.

NOTE 8 – FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE  COMPANY (Continued)

	2008	2007

Average contract yield:
Based on annualized earnings (1)	3.50%	3.10%
Based on interest rate credited to participants (2)	3.50%	3.10%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

15.

SUPPLEMENTAL SCHEDULE

Name of plan sponsor:	Tower Financial Corporation
Employer identification number:	35-2111180
Three-digit plan number:	001

	(b)	(c)		(e)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

*	Principal Life Insurance Company	Insurance Company General PRIN FIXED INCOME 401(A)/(K) (Group Annuity Contract No. GA 4-41462)	**	$199,112
	Calvert Funds	Registered Investment Company CALVERT SOC INV BOND A FUND	**	169,709
	Davis Funds	Registered Investment Company DAVIS NEW YORK VENTURE R FUND	**	196,751
*	Principal Funds, Inc.	Registered Investment Company PRIN INV S&P 500 IDX PREF FD	**	170,130
*	Principal Funds, Inc.	Registered Investment Company PRIN INV LFTM STR INC PREF FD	**	51,542
*	Principal Funds, Inc.	Registered Investment Company PRIN INV LIFETIME 2010 PREF FD	**	48,501
*	Principal Funds, Inc.	Registered Investment Company PRIN INV LIFETIME 2020 PREF FD	**	176,283
*	Principal Funds, Inc.	Registered Investment Company PRIN INV LIFETIME 2030 PREF FD	**	207,944
*	Principal Funds, Inc.	Registered Investment Company PRIN INV LIFETIME 2040 PREF FD	**	38,140
*	Principal Funds, Inc.	Registered Investment Company PRIN INV LIFETIME 2050 PREF FD	**	37,204
*	Principal Funds, Inc.	Registered Investment Company PRIN INV REAL EST PREF FD	**	19,356
*	Principal Funds, Inc.	Registered Investment Company PRIN INTL EMERG MKTS PFD FD	**	15,823
	Lord Abbett Registered Investment Company	Registered Investment Company
		LORD ABBETT SMALL-CAP BLD P FD	**	139,117
*	Principal Funds, Inc.	Registered Investment Company
		PRIN INV S&P 400 IDX PREF FD	**	25,249
*	Principal Funds, Inc.	Registered Investment Company
		PRIN INV MIDCAP BLEND PREF FD	**	90,945
*	Principal Funds, Inc.	Registered Investment Company
		PRIN INV S&P 600 IDX PREF FD	**	35,365
	American Century Investments	Registered Investment Company
		AM CENT INTL BOND ADV FUND	**	38,012
	The American Funds	Registered Investment Company
		AM FDS EUROPACIFIC GRTH R4 FD	**	138,453
*	Tower Financial Corporation	Employer Security TOWER BANK STOCK	**	544,129

*	Participant Loans	Interest rates ranging from 7.00 % to 10.25%		39,232

				$2,380,997

*- Denotes party-in-interest investment.
**- Investment is participant directed, therefore, historical cost is not required.

16.